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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cole Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2325 East Camelback Road, Suite 1100
(No. and Street)

Phoenix	Arizona	85016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Schmidt — (602) 778-6293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 West 5th Street, Suite 2700	Los Angeles	California	90013-1010
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/16

COLE CAPITAL COPRORATION

(SEC I.D. No. 8-45375)

STATEMENT OF FINANICAL CONDITION AS OF DECEMBER 31, 2014,
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American Realty Capital Properties, Inc.

We have audited the accompanying statement of financial condition of Cole Capital Corporation (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cole Capital Corporation as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

Cole Capital Corporation

Statement of Financial Condition
As of December 31, 2014

ASSETS		
Cash and cash equivalents	$	5,849,417
Prepaid expenses		100,096
Accounts receivable		52,453
Due from affiliates		231,440
Total assets	$	6,233,406
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued compensation	$	1,128,595
Accounts payable and other accrued expenses		465,659
Total liabilities		1,594,254
Commitments and contingencies		
STOCKHOLDER'S EQUITY		
Common stock, no par value; authorized 1,000,000 shares; 13,600 shares issued and outstanding		13,600
Contributed capital		44,939,000
Accumulated deficit		(40,313,448)
Total stockholder's equity		4,639,152
Total liabilities and stockholder's equity	$	6,233,406

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Cole Capital Corporation, an Arizona Corporation (the "Company"), and wholly-owned subsidiary of Cole Capital Advisors, Inc. ("CCA" or the "Parent"), is licensed to operate as a broker-dealer under the Securities Exchange Act of 1934. The Company's principal business is to act as the dealer manager or sales agent for publicly registered, non-traded real estate investment trusts ("REITs"), the private placement of real estate limited partnerships, and other securities offered by affiliates of the Company (the "Offerings").

CCA is wholly owned, indirectly, by American Realty Capital Properties, Inc. ("ARCP"), as a result of a merger between Cole Real Estate Investments, Inc. (the Company's former indirect owner) and ARCP which was completed on February 7, 2014. ARCP indirectly owns and controls the Company. Despite the indirect change of control of the Company, the Company is expected to continue to serve in its respective capacity as dealer manager or sales agent for the Offerings.

The Company derives most of its revenues from several affiliates. Additionally, as described in Note 3, the Company entered into an expense-sharing agreement with Equity Fund Advisors, Inc. ("EFA") an affiliate of the Company whereby certain expenses are incurred by EFA on behalf of the Company. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different. Additionally, the Company's Parent will make capital contributions to the Company for calendar year 2015 through February 2016, sufficient to support the Company's operations, and that such capital contributions shall not be temporary and cannot be withdrawn.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as broker-dealer, and does not hold funds or securities for or owe money or securities to customers.

Summary of significant accounting policies

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). A summary of significant accounting policies is as follows:

Cash and cash equivalents

For purposes of this financial statement, the Company considers all highly liquid investment instruments purchased with an original maturity date of three months or less to be cash equivalents. The company currently maintains all of its operating cash with two major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Income taxes

For tax years beginning on or before January 1, 2013, the Company had elected under the Internal Revenue Code ("IRC") to be taxed as a Qualified Subchapter S Subsidiary. In lieu of corporate income taxes, the stockholder of the S Corporation Parent was taxed on the Company's taxable income. Therefore, no provision or liability for income taxes was included in the financial statements.

As a result of the merger, and for tax years beginning on or after April 8, 2013, the Company has elected under the IRC to be taxed as a taxable REIT subsidiary. As such, the Company is now subject to federal and state corporate income taxes and is included in the consolidated tax return filings of its Parent.

The Company has adopted FASB Accounting Standards Codification Topic 740, *Income Taxes* ("ASC 740") and intends to adhere to FASB Statement No. 109, *Accounting for Income Taxes* ("FAS 109") and FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), both of which have been primarily codified in ASC 740, with respect to its accounting for income taxes and uncertain tax positions.

Concentration of credit risk

The Company maintains its cash in bank deposit accounts, which at times, significantly exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Note 2. Accrued Expenses

Accrued expenses consist primarily of wholesaler draws, commissions, and bonuses payable to the Company's registered representatives for capital raised in the Offerings of affiliates of the Company.

Note 3. Related Party Transactions

Due from affiliates

As of December 31, 2014, $231,440 was due to the Company related to services performed.

Note 4. Net Capital Rule

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital that does not exceed 15 to 1. At December 31, 2014, the Company had net capital and a minimum net capital requirement of $4,255,163 and $106,284, respectively, which was $4,148,879 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.38 to 1.

Note 5. Commitments and Contingencies

In the ordinary course of business, the Company may become subject to litigation or claims. In the opinion of management, all such matters that the Company is aware of are either covered by insurance, are without merit, or are of an amount that would not have a material effect on the financial position of the Company if disposed of unfavorably.

In addition, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material

payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 6. Income Taxes

In accordance with ASC 740, deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax carryforwards and temporary differences in the timing of the recognition of income and expense for tax and financial reporting purposes. Temporary differences arise from differences between the book basis and tax basis of the Company's assets and liabilities which are expected to reverse at some future date. The provision for income taxes equals income taxes currently payable for the year and the net change in the deferred asset/liability balance, utilizing currently enacted tax laws and rates. The Company records a valuation allowance to reduce its deferred tax asset when it is "more-likely-than-not" that such amounts will not be realized.

For the year ended December 31, 2014, the Company has computed the components of its tax provision under the "separate-return" approach. Under this approach, the Company computes its tax provision as if it were filing separate tax returns rather than consolidated tax returns, which it actually files with its Parent. Based on the "separate return" approach, the Company has computed a federal and state net operating loss ("NOL") for the year ended December 31, 2014, resulting in an income tax benefit and a deferred tax asset attributable to the NOL. Management has determined that the NOL will not be realized so a valuation allowance has been recorded to offset the deferred tax asset and the income tax benefit attributable to the NOL.

Under the "separate-return" approach, the Company has federal and state NOLs of approximately $17,032,000 and $17,032,000, respectively. These NOLs expire in 2035 for both federal and state purposes.

ASC 740 provides guidance for how uncertain income tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and asset or liability in the current year. The Company recognizes interest and penalties related to UTBs within the provision for income taxes line on the income statement and accrued interest and penalties related to UTBs within the related income tax liability line on the balance sheet. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2010. For the year ended December 31, 2014, management has determined that there are no material uncertain income tax positions.

Note 7. Subsequent Events

The Company has evaluated subsequent events through the date on which the financial statement was issued. In February 2015, the Company settled a claim for $80,000, in which it was a named as a co-respondent. The claim was made by a former registered representative of a broker-dealer that maintained a selling agreement with the Company, and alleged breach of contract and violation of FINRA rules related to the payment of commissions to the claimant. The $80,000 was accrued as a liability by the Company at December 31, 2014.